SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Imposition of a Fine, etc.

On December 8, 2010, the European Commission adopted a decision to impose a fine of €215 million against LG Display Co., Ltd. and LG Display Taiwan Co., Ltd. for violation of the European Union competition laws relating to the alleged anti-competitive acts in the LCD industry.

FOR REFERENCE

Reference for disclosure on

“Fine Imposed by the European Commission for Breach of EU Competition Law”

Seoul, Korea (December 9, 2010) – LG Display [NYSE: LPL, KRX: 034220] filed a disclosure with the Korean Exchange regarding a fine levied by the European Commission (“EC”).

8th (Europe local time), the EC announced its decision to impose a fine of € 215 million against LG Display for a violation of the European Union competition law by certain LCD panel manufacturers.

LG Display acknowledges the wrongful acts of the past and respects the European Commission’s regulatory authority in this regard. However, LG Display may, after careful review and consideration, appeal today’s decision to the EU General Court if it finds there were procedural or substantive due process issues with the investigation.

As the EC exercises wide discretion in the investigation and determination of fines, many companies appeal the decision to the courts. The appeal procedure at the General Court usually lasts more than two years. The final amount may change as a result of the appeal process, and in certain circumstances, the fine may be significantly reduced.

The EC fine is related to certain anticompetitive acts in the LCD industry between late 2001 and early 2006. LG Display has taken comprehensive measures to avoid repetition of such mistakes and reaffirms its commitment to highest ethical standards and transparency in the company’s management.

LG Display does not expect the EC’s decision to have any adverse effect on its business operations or its relationship with its customers and business partners. LG Display will continue its best efforts to supply the best quality products to its global customers.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, mobile products and other various applications. LG Display currently operates eight fabrication facilities and five back-end assembly facilities in Korea, China and Poland. The company has a total of 44,000 employees operating worldwide. Please visit http://www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Contact:	Bang-Soo Lee, VP, Public Affairs & PR	Claire Ohm, Manager, Corporate PR
	LG Display	LG Display
	Phone: +822-3777-1020	Phone: +822-3777-1004
	E-mail: bsleeb@lgdisplay.com	E-mail: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: December 9, 2010	By:	/S/ ANTHONY MOON
(Signature)
	Name:	Anthony Moon
	Title:	Vice President / IR Department